Exhibit 99.1

Annual General Meeting

The Registrant hereby announces that at the adjourned Annual General Meeting of shareholders held on October 31, 2019, the following proposed resolutions were adopted:

1.	To amend the Company’s Articles of Association to give effect to the following:

•	A change in the Board members nomination mechanism such that directors shall be elected only at the Company’s annual shareholders meeting, and not at a special meeting
•	Introducing a classified board nomination mechanism, according to which, every year only a 1/3 of the Board members will be nominated and elected
•	A change in the size of the Board, to consist of between 4 and 7 directors
•	The annual shareholders meeting may remove a director by a vote 65% of the shareholders actually voting at the shareholders meeting
•	Amendments to the Articles of Association with respect to the Board composition shall require the approval of 65% of the shareholders actually voting at the shareholders meeting

2.	To approve the change in the Company’s name to BOS Ltd and effect corresponding amendments to the Company’s Memorandum of Association and Articles of Association.

3.

To re-elect and elect (as applicable), the following to serve as directors on the Company’s Board of Directors, for such terms as set forth below, and until their successors have been duly elected and qualified:

a.        Ziv Dekel– for a term of 3 year;

b.       Odelia Levanon– for a term of 2 years;

c.        Revital Cohen – for a term of 2 years;

d.       Ralph Sassun – for a term of 1 year;

e.        Michael Osborne – for a term of 1 year.

Mr. Yosi Lahad, the Company’s Chairman, was not re-elected to the Board of Directors.

4.	To approve the New Compensation Policy.

5.	To approve the 2019 Compensation Plans of the Company’s Executive Officers.

6.	To approve the Directors’ compensation for non-employee directors (excluding the Chairman), for the term of their tenure.

7.	To approve the 2019-2021 compensation plan for the Company's Chairman. This resolution will not be implemented since Mr. Lahad, the Company’s Chairman, was not re-elected to the Board of Directors.

8.	To ratify and approve liability insurance covering the Company's directors and officers.

9.	To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2019, and for such additional period until the next annual general meeting of shareholders.

For additional details please refer to the proxy statement filed under Form 6-K on September 11, 2019.